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                                                                       EXHIBIT 1

News Release
- ------------                                 Contact:  Michael Sitrick
SITRICK AND COMPANY, INC.                              Anne DeWolfe
   LOS ANGELES/NEW YORK                                Sitrick And Company
                                                       (310) 788-2850


WASHINGTON/DAVIS ANNOUNCE PLANS TO CALL SPECIAL MEETING OF MESA SHAREHOLDERS FOR PURPOSE OF ELECTING A MAJORITY OF DIRECTORS COMMITTED TO MAXIMIZING SHAREHOLDER VALUE


     MISSOULA, MT AND LOS ANGELES, CA -- JULY 6, 1995 -- Dennis R. Washington and Marvin Davis today said that, in light of the refusal of MESA Inc.'s Board to appoint a committee of independent directors -- with independent advisors -- to explore all alternatives to enhance shareholder value, the Washington/Davis Group will seek to call a special meeting of MESA Inc. shareholders for the purpose of electing a majority of directors who would be committed to exploring all ways to maximize shareholder value.

     At its board meeting today, MESA's board accepted management's recommendation that the company begin to review sale or merger opportunities simultaneous to the pursuit of its restructuring program. The Board also adopted a poison pill restricting stock ownership above 10%.

     MESA Inc.'s charter provides that shareholders aggregating 20% of the outstanding shares can call a special meeting to remove and elect directors. Messrs. Washington and Davis collectively own 9.4% of the company's outstanding shares.

     A Washington/Davis spokesman stated, "On June 29, the Washington/Davis group urged MESA's board to form a committee consisting of all of the company's independent directors -- with independent financial and legal advisors -- to explore all options to enhance the value of the

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company for its shareholders.  We stated at that time, that if the board did not act promptly to form an independent committee, we would seek to call a special meeting of shareholders to elect a majority of directors.

     "As recently as two weeks ago, MESA's chairman, Boone Pickens, publicly stated that the company was not for sale," he continued. "In a letter published on June 26, 1995 in The Wall Street Journal, Mr. Pickens wrote, "While David (Batchelder - a MESA Board member) is quoted advocating that MESA begin a review of merger or sell-out possibilities, MESA's Board rejected that proposal. Later in the letter he stated, "it hardly makes sense that it is time to sell the entire company.'

     "All we're asking is that the board appoint an independent committee that can honestly and faithfully explore all alternatives, without regard to such personal issues as change of control...Find out what the possibilities are and then make the decision. We don't believe it is wise or prudent to pre-judge the outcome before you have stated the process," the spokesman continued.

     The Washington/Davis Group said that preparations would begin immediately for the calling of the special meeting.

     As previously reported, Dennis R. Washington owns 3.5 million shares or 5.5% of MESA'S common stock and Marvin Davis owns 2.5 million shares or 3.9% of MESA's stock.

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